UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MARCUS & MILLICHAP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

566324 109

(CUSIP Number)

Alexander Yarmolinsky

Chief Financial Officer

c/o Marcus & Millichap Company

777 S. California Avenue

Palo Alto, CA 94304

(650) 494-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 566324 109

1	NAME OF REPORTING PERSONS George M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 25,941,988
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 25,941,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,946,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 566324 109

1	NAME OF REPORTING PERSONS Marcus & Millichap Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 566324 109

1	NAME OF REPORTING PERSONS Ionian Investments Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,941,988
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,941,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,941,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 566324 109

1	NAME OF REPORTING PERSONS Phoenix Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,941,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,941,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,941,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $0.0001 par value, of Marcus & Millichap, Inc. (“MMI Common Stock”), a Delaware corporation (the “Issuer”). The MMI Common Stock is listed on the New York Stock Exchange under the symbol “MMI”. The Issuer’s principal executive offices are located at 23975 Park Sorrento, Suite 400, Calabasas, California 91302.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of:

(i)	George M. Marcus;

(ii)	Marcus & Millichap Company (“MMC”);

(iii)	Ionian Investments Manager LLC (“Ionian”); and

(iv)	Phoenix Investments Holdings LLC (“Phoenix”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of each of the Reporting Persons is c/o Marcus & Millichap Company, 777 S. California Avenue, Palo Alto, California 94304.

(c) Mr. Marcus is a citizen of the United States. Mr. Marcus is the founder of the Issuer and has served as the chairman since its incorporation. Mr. Marcus is also the founder and chairman of MMC, the former parent company of the Issuer. MMC, a California corporation, is the former corporate parent of the Issuer and engages in real estate investment services through its affiliated subsidiaries. Ionian Investments Manager LLC, a Delaware limited liability company, acts as the non-member manager of Phoenix. Phoenix Investments Holdings LLC, a Delaware limited liability company, is a holding company formed to hold certain of the Reporting Person’s MMI Common Stock.

(d) – (e) ) During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of MMC, Ionian or Phoenix has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 30, 2013, the registration statement on Form S-1 (File No. 333-191316) for the Issuer’s initial public offering (“IPO”) was declared effective. In connection therewith, MMC and the other shareholders of Marcus & Millichap Real Estate Investment Services, Inc., a California corporation (“MMREIS”) contributed all of the outstanding capital stock of MMREIS to the Issuer in accordance with the terms of a Contribution Agreement dated as of October 30, 2013 (the “Contribution Agreement”), and MMC received in exchange therefore 28,390,633 shares of MMI Common Stock. As a result, MMREIS became a wholly owned subsidiary of the Issuer.

On October 30, 2013, MMC also entered into a Debt-for-Equity Exchange Agreement with George M. Marcus and certain former shareholders of MMC, pursuant to which MMC agreed to exchange 2,448,745 shares of MMI Common Stock for (i) MMC debt of approximately $12.0 million owed to certain former MMC shareholders and (ii) MMC debt of approximately $15.4 million owed by Usonia Ventures, LLC, a wholly owned subsidiary of MMC, to George M. Marcus.

On October 31, 2013, MMC distributed to its shareholders, on a pro rata basis (the “Spin-Off”), 25,941,988 shares of MMI Common Stock, including 25,520,155 shares to George M. Marcus. Immediately thereafter, Mr. Marcus and the other shareholders of MMC contributed all of their respective shares of MMI Common Stock received in the Spin-Off to Phoenix.

On November 5, 2013, MMC exchanged 2,448,745 shares of MMI Common Stock for approximately $27.4 million of outstanding debt pursuant to the Debt-for-Equity Exchange Agreement, including 1,377,172 shares of MMI Common Stock exchanged with Mr. Marcus, and Mr. Marcus sold these shares to the underwriters in the Issuer’s IPO at a price per share of $11.16, representing the initial public offering price less the underwriting discount.

On November 5, 2013, Mr. Marcus received a restricted stock award for non-employee directors of an additional 5,000 shares of MMI Common Stock from the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein solely for investment purposes as consideration for the stock in MMREIS contributed by the Reporting Persons to the Issuer in connection with the IPO.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

The Reporting Persons have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of MMI Common Stock or any securities exercisable for or convertible into MMI Common Stock owned by them for a period of 180 days after October 30, 2013, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co. In addition, George M. Marcus has entered into a lock-up agreement with the Issuer (the “Marcus Lock-Up Agreement”), that generally provides that he will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of MMI Common Stock or any securities exercisable for or convertible into MMI Common Stock owned by him for a period of two years after October 30, 2013, without the prior written consent of a majority of the Issuer’s independent directors. The Marcus Lock-Up Agreement provides that 25% of Mr. Marcus’ shares will be released from such restrictions after six months, and an additional 25% will be released from such restrictions each six months thereafter.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries:

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

None.

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer:

None.

(f) Any other material change in the Issuer’s business or corporate structure:

None.

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

None.

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None.

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act:

None.

(j) Any action similar to any of those enumerated above:

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Phoenix’s members the MMI Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, any limitations necessary to maintain the tax free status of the Spin-Off, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own the following amounts of MMI Common Stock:

(i)	George M. Marcus: 25,946,988 shares (72.7%)

(ii)	MMC: 0 (0%)

(iii)	Ionian: 25,941,988 shares (72.7%)

(iv)	Phoenix: 25,941,988 shares (72.7%)

(b)	The Reporting Persons have sole power to vote the following amounts of MMI Common Stock:

(i)	George M. Marcus: 5,000 shares (0%)

(ii)	MMC: 0 (0%)

(iii)	Ionian: 0 (0%)

(iv)	Phoenix: 0 (0%)

The Reporting Persons have sole power to direct the disposition of the following amounts of MMI Common Stock:

(i)	George M. Marcus: 5,000 shares (0%)

(ii)	MMC: 0 (0%)

(iii)	Ionian: 0 (0%)

(iv)	Phoenix: 0 (0%)

The Reporting Persons have shared power to vote the following amounts of MMI Common Stock:

(i)	George M. Marcus: 25,941,988 shares (72.7%)

(ii)	MMC: 0 (0%)

(iii)	Ionian: 25,941,988 shares (72.7%)

(iv)	Phoenix: 25,941,988 shares (72.7%)

The Reporting Persons have shared power to direct the disposition of the following amounts of MMI Common Stock:

(i)	George M. Marcus: 25,941,988 shares (72.7%)

(ii)	MMC: 0 (0%)

(iii)	Ionian: 25,941,988 shares (72.7%)

(iv)	Phoenix: 25,941,988 shares (72.7%)

(c)	The Reporting Persons have engaged in transactions in MMI Common Stock in the past 60 days as follows:

See Item 3 above,

(d) Not applicable.

(e) On November 5, 2013, following the distribution of 25,941,988 shares of MMI Common Stock in the Spin-Off and the exchange of 2,448,745 shares of MMI Common Stock in exchange for approximately $27.4 million of outstanding debt pursuant to the debt-for-equity exchange described in (c) above, MMC ceased to be the beneficial owner of more than 5% of the MMI Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby reference the disclosures contained in Item 4 of this Schedule 13D regarding the Debt-for-Equity Exchange Agreement, the Contribution Agreement and the lock up agreements.

Item 7.	Material to be filed as Exhibits.

Exhibit A:	Joint Filing Agreement (filed herewith)

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints George M. Marcus and Robert H. Kennis his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2013

GEORGE M. MARCUS /s/ George M. Marcus
MARCUS & MILLICHAP COMPANY /s/ George M. Marcus GEORGE M. MARCUS, Chairman
IONIAN INVESTMENTS MANAGER LLC /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager
PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager

SCHEDULE I

DIRECTORS (MANAGERS)

MARCUS & MILLICHAP COMPANY

George M. Marcus

c/o Marcus and Millichap Company

777 S. California Avenue

Palo Alto, CA 94304

Principal Occupation: Chairman

Citizenship: USA

William A. Millichap

c/o Marcus & Millichap Company

777 S. California Avenue

Palo Alto, CA 94304

Principal Occupation: Co-Chairman

Citizenship: USA

Robert H. Kennis

c/o Marcus & Millichap Company

777 S. California Avenue

Palo Alto, CA 94304

Principal Occupation: General Counsel

Citizenship: USA

Alexander Yarmolinsky

c/o Marcus & Millichap Company

777 S. California Avenue

Palo Alto, CA 94304

Principal Occupation: Chief Financial Officer

Citizenship: USA

IONIAN INVESTMENTS MANAGER LLC

George M. Marcus is the sole manager.

PHOENIX INVESTMENTS HOLDINGS LLC

Ionian Investments Manager LLC is the sole manager.

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: November 12, 2013

GEORGE M. MARCUS /s/ George M. Marcus
MARCUS & MILLICHAP COMPANY /s/ George M. Marcus GEORGE M. MARCUS, Chairman
IONIAN INVESTMENTS MANAGER LLC /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager
PHOENIX INVESTMENTS HOLDINGS LLC by Ionian Investments Manager LLC Its Non-Member Manager /s/ George M. Marcus GEORGE M. MARCUS, Sole Member and Manager